September 13, 2023

Jennifer Monick
Howard Efron
Division of Corporation Finance
Office of Real Estate & Construction
Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

Re:    Cottonwood Communities, Inc. (the "Company," "we," "our," or "us")
Form 10-K for the year ended December 31, 2022
Filed March 24, 2023
File No. 000-56165

Dear Ms. Monick and Mr. Efron:

We are writing in response to the request to file on EDGAR as correspondence an e-mail requesting additional guidance from the Staff sent by the Company to Mr. Efron on Tuesday, September 5, 2023 at 8:19 PM mountain time. The e-mail is included in its entirety as follows:

Hi Howard,

Thanks for having the call with us today. We had an internal call with the executive team and had a few questions we weren’t certain on. With our 8-k obligation coming up very shortly, could we discuss these thoughts with Jen and you tomorrow on a call? We are available after 10 AM EST.

1.If 1Q22 is material ($1.5M), would we need to restate the first quarter 2023 in a 10-Q/A as the current year number would not change but the prior period cash from ops in the 1Q23 10-Q is now considered materially incorrect?
2. 1% of cash flow from ops was mentioned as an expectation of a number that would be immaterial. With cash from ops, does the percentage have more weight than the number itself? One percent at 1Q22 is $148K compared to the error of $1.5M. We also had no distributions sourced from cash from ops in 1Q22 as cash from ops was negative that quarter, so that disclosure would not change either way.
3.From our conversations, we understand if we did call 2Q22 material, we wouldn’t need to restate 2Q23 because (even though we say it’s immaterial in that filing), the numbers are correct and the error is disclosed. Should the answer to the first question be yes (we would need to restate 1Q23 because we called 1Q22 material), would that change the earlier thought on not needing to restate 2Q23 as you’d now have a 10-Q/A for 1Q23 and not one for 2Q23?
4.We discussed a “Super 10-K” approach on disclosing the quarterly adjustments. This would cover what we needed for the 10-Q’s and would be similar to the example we sent you. Our SEC counsel is saying we should be able to consult with you and get clearance on that approach. In our conversation it was mentioned that putting the quarters in the 10-K would be a minimum expectation, but it was left open on restating the 10-Q’s themselves. Is getting clearance on the “super 10-K” approach something we can do?

Jennifer Monick
Howard Efron
Securities & Exchange Commission
September 13, 2023

I apologize if we may have talked about some of these points already, but we hope to clear this together with you so we can resume our offering as soon as possible.

Thanks,

Nate Easthope | Senior Vice President, Accounting and Financial Reporting

If you need any additional information, or if the Company can be of any further assistance, please call me at 801.826.4996.

Sincerely,

Cottonwood Communities, Inc.

By: /s/ Adam Larson
Name: Adam Larson
Title: Chief Financial Officer

cc:	Laura Sirianni, Esq.
DLA Piper LLP (US)